EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
	Quarter ended Sept. 30,		Nine months ended Sept. 30,
($ in millions)	2014	2013	2014	2013

Earnings including interest on deposits (1):
Income before income tax expense	$8,597	8,301	25,604	24,412
Less: Net income from noncontrolling interests	226	105	468	243
Income before income tax expense and after noncontrolling interests	8,371	8,196	25,136	24,169
Fixed charges	1,120	1,124	3,314	3,544
	9,491	9,320	28,450	27,713

Fixed charges (1):
Interest expense	1,023	1,028	3,022	3,256
Estimated interest component of net rental expense	97	96	292	288
	$1,120	1,124	3,314	3,544

Ratio of earnings to fixed charges (2)	8.47	8.29	8.58	7.82

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,371	8,196	25,136	24,169
Fixed charges	847	806	2,487	2,504
	9,218	9,002	27,623	26,673

Fixed charges:
Interest expense	1,023	1,028	3,022	3,256
Less: Interest on deposits	273	318	827	1,040
Estimated interest component of net rental expense	97	96	292	288
	$847	806	2,487	2,504

Ratio of earnings to fixed charges (2)	10.88	11.17	11.11	10.65

(1)	As defined in Item 503(d) of Regulation S-K.
(2)

These computations are included herein in compliance with Securities and Exchange Commission regulations.  However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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